

April 5, 2021

<u>Via Email</u>

Terry Jimenez
Tribune Publishing Company
560 W. Grand Avenue
Chicago, IL 60654

Re: **Tribune Publishing Company**
PREM14A preliminary merger proxy statement on Schedule 14A
Filed on March 23, 2021 by Tribune Publishing Company
File No. 001-36230
Schedule 13E-3
Filed on March 23, 2021 by Tribune Publishing Company, et al.
File No. 005-88284

Dear Mr. Jimenez:

We have reviewed the above-captioned filings and have the following comments. All defined terms used herein have the same meaning as in the proxy statement filed under cover of Schedule 14A. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1. Financial information has been incorporated into Item 13 of the Schedule 13E-3 by reference to the proxy statement, which in turn incorporates financial data by reference from periodic reports. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule 13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Exhibit (a)(1) – Preliminary Proxy Statement on Schedule 14A

General

2. The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. Unless the Schedule 13E-3 will be distributed to unaffiliated security holders, please revise the proxy statement to include the legend on the outside front cover page.

3. Please provide the disclosure required by Item 1(b) of Schedule 14A on the first page of the proxy statement.

Questions and Answers About the Special Meeting and the Merger, page 15

4. Please revise the disclosure on page 19 to clarify whether the Merger Proposal and the Merger Compensation Proposal are "non-discretionary" for purposes of determining whether a broker non-vote has occurred. At present, the disclosure indicates that the Adjournment Proposal is "non-discretionary" and that record holders do not have "discretion" to vote shares on the Merger Proposal or the Merger Compensation Proposal if beneficial owners do not provide voting instructions. It is unclear, however, what the distinction is between those two characterizations.

Purposes and Reasons of the Purchaser Group for the Merger, page 31

5. Given that the Company, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

6. We note that the Company suffered net operating losses for the fiscal years ended December 27, 2020, December 29, 2019 and December 30, 2018. To the extent net operating losses exist, or are anticipated to exist before the date a definitive proxy statement is filed, please specify the constituency expected to become the beneficiary of the Company's and/or its successor's future use of any net operating loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

<u>Background of the Merger, page 36</u>

7. We note the following statement on page 42: "Bidder C did not at any time submit a proposal including a price for any of the Company's businesses." Please revise to clarify whether Bidder C submitted any such proposal that did not include a price.

8. See the quotation in the preceding comment. We note that page 44 contains the following statement: "Following the public announcement of the Merger Agreement, the Company received certain indications of interest from various parties in purchasing specific newspapers from the Company, including an offer from Bidder C received on March 10, 2021 to purchase The Morning Call Media Group for $30 to $40 million." Please revise your disclosure to resolve the apparent conflict between these two statements, or advise us as to why these statements are not conflicting.

<u>Reasons for the Merger; Recommendation of the Company's Special Committee and Board, page 45</u>

9. The discussion addresses the fairness of the Merger to "the Company and its stockholders." Please conform the disclosure here and throughout the proxy statement to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4), which defines the term "unaffiliated security holder."

10. Please revise to state, if true, that the Special Committee and/or the Board produced the fairness determination on behalf of the Company. Regardless of any delegation of authority to the Special Committee and/or the Board, Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from the Board. The term "subject company" also has been defined in Item 1000(f) of Regulation M-A.

11. Please revise the first bullet of this section to clarify how the review of the Company's business, current and projected financial condition, current earnings and earnings prospects supports the Special Committee and the Board's belief that the Merger is fair to the Company's unaffiliated shareholders. See Instruction 3 to Item 1014 of Regulation M-A.

12. Please revise the first bullet on page 47 to clarify how the consideration of the business, operations, management, financial condition, earnings and prospects of, and the risks and challenges facing, the Company, in considering the prospects of continuing as an independent company, supports the Special Committee and the Board's belief that the Merger is fair to the Company's unaffiliated shareholders. See Instruction 3 to Item 1014 of Regulation M-A.

Interests of Certain Persons in the Merger, page 64

13. This section lists certain interests of the Company's directors and executive officers in the Merger that may be different from, or in addition to, those of Company stockholders generally. The lead-in to the description of those interests, however, indicates that "[t]hese interests include [those listed interests], among others," implying that other such interests exist that are not described in this section. Please advise us as to whether any other such interests exist that are not set forth either in this section or elsewhere in the proxy statement.

Security Ownership of Certain Beneficial Owners, Directors, and Management, page 93

14. Footnote 7 to the beneficial ownership table indicates that AGOMF, AGVRMF and their affiliates, rather than Randall Smith, beneficially own all of the Company's shares issued to him as director compensation because "AGOMF is entitled to receive all of the economic interest" in those shares. Please provide us with the legal basis on which you determined that such economic interest vests beneficial ownership in AGOMF, AGVRMF and their affiliates rather than Mr. Smith. See Rule 13d-3(a). Please also advise us as to whether those shares issued to Mr. Smith are reflected in the shares beneficially owned by Alden Global Capital LLC in the table.

*   *   *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: David D'Urso, Esq.
        Akin Gump Strauss Hauer & Feld

        Harold Birnbaum, Esq.
        Davis Polk & Wardwell LLP